Trading Symbol (TSX-V: ANZ, OTCQB: TARSF) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

NR 22-12

Alianza Minerals to start drilling at Klondike Copper Property, Colorado mid-July

Vancouver, BC, July 12, 2022 - Alianza Minerals Ltd. (“Alianza”) (TSX-V: ANZ, OTCQB: TARSF) and Cloudbreak Discovery PLC (“Cloudbreak”) (LSE: CDL) (the “Alliance”) are pleased to announce that crews will be mobilizing in mid-July to the Klondike Copper property to complete the first modern drill test of the property, funded by partner Allied Copper Corp. (“Allied”) (TSX-V: CPR), under the terms of its earn-in agreement with the Alliance. Site and logistical preparation will be completed prior to the drill arriving by late July. Currently, five holes are planned to test three target areas for a total of 1,000 metres of drilling. The Klondike Property consists of 76 unpatented mining claims, a State of Colorado Exploration Permit and an exclusive right to a State lease.

“We are looking forward to testing the targets we have prioritized at Klondike,” stated Rob Duncan, M.Sc., Vice President, Exploration of Alianza. “Three excellent targets exist at the Northeast Fault, West Graben and East Graben areas, each of which shows multi-kilometre strike length potential for copper mineralization. This first phase of drilling is designed to make an initial test of each of the three targets.”

Two holes are planned for the Northeast Fault target to test its potential at depth to follow up a 4.6 m chip sample that averaged 1.56% copper and 1.4 g/t silver in 2021 sampling. One hole will test the East Graben Fault at depth, where surface sampling returned 2.8% copper with 37.8 g/t silver and 1.5% copper with 24.3 g/t silver. Two holes will test the West Graben Fault, following up 2021 sampling that returned 6.23% copper and 127 g/t silver from a grab sample.

About the Klondike Property

The Klondike Property is located approximately 25 kilometres south of Naturita, Colorado. This property lies within the Paradox Copper Belt, which includes the producing Lisbon Valley Mining Complex. Numerous historical copper occurrences have been identified throughout the district, however, many of these have not been explored using modern exploration techniques.

A 2021 reconnaissance program consisting of mapping, stream sediment sampling and rock sampling was undertaken at the Klondike Property to help define drill targets at the West Graben Fault and East Graben Fault targets. Rock sampling and mapping successfully expanded the footprint of both targets and identified a new target named the Northeast Fault. Sampling at the Northeast Fault returned 1.56% copper and 1.4 grams per tonne (“g/t”) silver over a 4.6 metre chip sample of bleached, bitumen spotted and altered Jurassic sandstones of the Saltwash member of the Morrison Formation.

Copper mineralized sandstones at the Northeast Fault target can be traced along the fault and outboard from it into the adjacent sandstones over an area 200 metres long by 100 metres wide before becoming obscured beneath gravel cover. Further anomalous copper, including 2.1 metres of 463 ppm copper, was encountered over one kilometre to the northwest where the structure and host strata next appear from beneath the same gravel cover.

At Klondike, documented copper exploration ceased in the 1960s with subsequent exploration targeting uranium the 1970s. Previous workers reported high-grade copper mineralization highlighted by results of 6.3% copper and 23.3 g/t silver in outcrop. In addition to its high-grade potential, disseminated copper-silver mineralization has been observed which may be amenable to modern open pit mining with Solvent Extraction Electrowinning (“SXEW”) processing similar to the Lisbon Valley Mining Complex. Sedimentary hosted copper deposits are an important contributor to world copper production, accounting for more than 20% of the world’s copper supply annually.

The project is road accessible year-round, traveling two kilometres of gravel road from paved highway. The project is comprised of 76 mining claims on Federal mineral rights managed by the BLM, in addition to an Exploration Permit and an exclusive right to a State lease from the State of Colorado.

Figure 1. Klondike Geology and Drill Plan with Copper Results

About the Strategic Alliance

Under the terms of the Alliance, either Cloudbreak Discovery PLC or Alianza Minerals Ltd can introduce projects to the Alliance. Projects accepted into the Alliance will be held 50/50 but funding of the initial acquisition and any preliminary work programs will be funded 40% by the introducing partner and 60% by the other party. Project expenditures are determined by committee, consisting of two senior management personnel from each party. Alianza is the operator of Alliance projects unless the Alliance steering committee determines, on a case-by-case basis, that Cloudbreak would be a more suitable operator. The initial term of the Alliance runs for two years and may be extended for an additional two years.

About Cloudbreak Discovery PLC

Cloudbreak Discovery PLC, is a leading natural resource project generator, working across a wide array of mineral assets that are being developed and managed by an experienced team with a proven track record. Value accretion within the projects being developed by Cloudbreak’s generative model enables a multi-asset approach to investing and exploration. Diversification within the mining sector and amongst resource classes is key to withstanding the cycles of natural resource investing.

About Allied Copper

Allied Copper Corp. is headquartered in Vancouver, BC Canada is a mineral exploration company focused on acquiring and developing potential long life, scalable copper-gold assets in the Western United States. The Company’s strategy is to focus on low cost and potential high growth operations in low-risk jurisdictions. Allied Copper’s management is committed to operating efficiently and with transparency in all areas of the business.

About Alianza Minerals Ltd.

Alianza employs a discovery-focused business model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, British Columbia, Colorado, Nevada and Peru. Alianza has one project (Tim, Yukon Territory) optioned out to Coeur Mining, Inc. and is actively seeking partners on other projects.

Alianza is listed on the TSX Venture Exchange under the symbol “ANZ” and trades on the OTCQB market in the US under the symbol “TARSF”.

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel: (604) 807-7217

Fax: (888) 889-4874

Renmark Financial Communications Inc.

Scott Logan

slogan@renmarkfinancial.com

Tel: (416) 644-2020 or (212) 812-7680

www.renmarkfinancial.com

To learn more visit: www.alianzaminerals.com

Twitter: https://twitter.com/AlianzaMinerals

LinkedIn: https://www.linkedin.com/company/alianza-minerals-ltd

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.